February 2, 2022

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kristin Lochhead and Brian Cascio

Re: Response to the Securities and Exchange Commission

Staff Comment dated January 26, 2022, regarding

Aytu BioPharma, Inc.

Form 10-K for the Fiscal Year Ended June 30

Filed September 28, 2021

File No. 001-32731

Dear Sirs and Madams:

This letter is in response to your letter dated January 26, 2022 providing comments in Aytu BioPharma, Inc.’s (“Aytu”) Form 10-K for the Fiscal Year Ended June 30, 2021. For your convenience, your comments have been reproduced in their entirety below, followed by Aytu’s responses.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, Comparison of the years ended June 30, 2021 and 2020, page 98

1.	We reference your disclosures attributing material fluctuations in your revenues, costs and expenses to multiple factors. In future filings, please quantify each factor cited so that investors may understand the magnitude and relative impact of each factor. For example, you should quantify the impact of material acquisitions on revenue and costs of revenues as well as the amount of revenue loss attributed to terminated contracts. Also consider providing revenue fluctuations by product or product grouping. In addition, future filings should separately quantify research and development expenses by each product candidate for which significant investments were made during the periods, e.g., for AR101 and Healight. Refer to Item 303(b) of Regulation S-K.

Aytu’s Response:

Aytu acknowledges the Staff’s comment and will seek to provide appropriate disclosures in future filings of quantitative information regarding the factors material to fluctuations in our revenues, costs and expenses period over period. We will also take into consideration your suggestion to provide these changes by product or product grouping. We will make these changes beginning with our quarterly report on Form 10-Q for the period ended December 31, 2021.

Critical Accounting Estimates, Impairment of Long-lived Assets, page 105

2.	We note your disclosure related to possible future Goodwill impairment on page F-23. In regards to your goodwill and the related impairment evaluation, please revise your future filings to identify the at-risk reporting units (i.e., fair value is not substantially in excess of the carrying value) and disclose the percentage by which fair value exceeded carrying value as of the date of the most recent test and the amount of goodwill allocated to the reporting unit.

Aytu’s Response:

Aytu acknowledges the Staff’s comment and will seek to provide appropriate disclosures in future filings, beginning with our Form 10-Q for the period ending December 31, 2021, to outline that we evaluate goodwill impairment for our BioPharma segment and our Consumer Health segment, the only two segments with associated goodwill. We also propose that we disclose the fair and carrying values of the Consumer Health segment rather than the percentage difference that the Staff recommends, proving additional information to the reader of the filing.

Item 9A. Controls and Procedures, page 106

3.	We note your discussion in the first paragraph under Evaluation of Disclosure Controls and Procedures that as of June 30, 2021 as a result of the material weakness in internal control over financial reporting your disclosure controls and procedures were not effective. Please explain to us how you concluded that your internal control over financial reporting is effective at June 30, 2021.

Aytu’s Response:

In response to the Staff’s comment, we note that the stated conclusion that our controls were effective at June 30, 2021 was an oversight. The statement should have read, “Our management has concluded that, with the exception of the material weakness noted above, as of June 30, 2021, our internal control over financial reporting is effective based on these criteria”

* * * * *

Thank you for your review of the filing. If you have any questions or additional comments with respect to this response letter, please contact the undersigned by phone at 303-996-2639, or Anthony Epps of Dorsey & Whitney LLP, our outside legal counsel at 303-352-1109.

Very truly yours,

Aytu BioPharma, Inc.

By:	/s/ Mark K. Oki
Name:	Mark K. Oki
Title:	Chief Financial Officer

cc:Anthony Epps, Dorsey & Whitney LLP